Exhibit (i)(23)

The Victory Variable Insurance Funds

May 1, 2004

New York Life Insurance and Annuity Corporation

51 Madison Avenue, New York, NY 10010

Re: Distribution and Service Agreement

Ladies and Gentlemen:

This letter sets forth the agreement between The Victory Variable Insurance Funds (the “Trust,” “we,” “us,” or “our”), on behalf of each series portfolio, individually and not jointly, (each a “Fund”) listed on Schedule A hereto, as amended from time to time, and New York Life Insurance and Annuity Corporation (“NYLIAC,” “you” or “your”), concerning payment to you in connection with the Services (as defined in Section 2 of this Agreement) to be provided by you hereunder.

1.

Introduction. The Trust is an open-end management investment company organized as a statutory trust under the laws of the State of Delaware. The Trust may offer its Class A shares of beneficial interest (“Shares”) to NYLIAC to be held by certain of its separate accounts (“Accounts”) established for the purpose of funding variable annuity contracts and variable life insurance policies issued by NYLIAC (collectively, “Contracts”). In this Agreement, the beneficial owners of the Contracts are referred to as the “Contract Owners.”

Pursuant to a Distribution Plan with respect to the Shares, dated as of January 1, 2003 (the “Plan”), adopted by the Board of Trustees of the Trust (the “Board”) and approved by each Fund’s shareholders in accordance with Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), each Fund may pay to financial intermediaries such as NYLIAC a distribution fee at the annual rate of up to 0.25% of the average daily net assets of its Shares (the “Fee”).

2.	Payments under the Plan.

From time to time during the term of this Agreement, the Trust, either directly or through an agent, will make payments to you pursuant to the Plan in consideration of your furnishing the Services (as defined below), as set forth in this Agreement.

The Trust represents and warrants that any such Rule 12b-l payments shall be appropriately described in each Fund’s current prospectus and Statement of Additional Information and that all of the Trust’s obligations under this Agreement will be carried out in accordance with the most recent copy of the Plan that we have provided to you, as well as all applicable state and federal laws, including the 1940 Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act of 1933, as amended (the “Securities Act”).

Distribution Services. Pursuant to the Plan, the Trust may pay you for activities primarily intended to result in the sale of Shares for the purpose of funding the Contracts (the “Services”). Services include, but are not limited to:

1.	providing incentives and compensation to you to make each Fund available to your Contract Owners;

2.	providing administrative support services to the Fund in connection with the distribution of Shares for use in funding Contracts;

3.

paying costs incurred in conjunction with advertising and marketing Shares, such as the expense incurred of preparing, printing and distributing promotional or sales literature in connection with the funding of Contracts with Shares;

4.	printing and distributing prospectuses, statements of additional information and reports of the Fund to current and prospective Contract Owners;

5.	holding seminars and sales meetings designed to promote the distribution of Contracts funded with Shares, to the extent permitted by applicable laws, rules or regulations;

6.	training your sales personnel regarding the Funds; and

7.	financing any other activity that the Board determines is primarily intended to result in the sale of Shares and support of related services.

3.	Distribution Services Payments. In consideration of the anticipated Services, the Trust agrees to pay you a monthly fee at the annual rate set forth in Schedule A to this Agreement.

For purposes of computing the payment to you under this Section 3 for each month, the total of the average daily net assets of the Shares owned by the Accounts shall be multiplied by the rate shown in Schedule A multiplied by the actual number of days in the period divided by 365.

The Trust, or it agent, will calculate the payment contemplated by this Section 3 at the end of each month and will pay you within 30 days of that date on a pro-rata basis, subject to Section 2 hereof. Payment will be accompanied by a statement showing the calculation of the monthly amount payable by the Trust and such other supporting data as you may reasonably request.

4.

Nature of Payments. Each of the parties recognizes and agrees that payments made by the Trust to you relate to Services only and do not constitute payment in any manner for administrative services provided by you to the Accounts or to the Contracts or for investment advisory services. The amount of payments that the Trust makes to you pursuant to Section 3 of this Agreement shall not be deemed to be conclusive with respect to actual Services, related expenses or savings of the Trust.

5.

Term. This agreement shall become effective as of May 1,2004, and shall continue in effect until terminated in accordance with Section 7 of this Agreement; provided that this Agreement is approved at least annually by a vote of a majority of the Board, including a majority of the Trustees who are not

“interested persons” (as defined in the 1940 Act) of the Trust and who have no direct or indirect financial interest in the operation of the Plan or in this Agreement (the “Qualified Trustees”), cast in person at a meeting called for the purpose of voting on this Agreement. This effectiveness of this Agreement is contingent upon the Board, at its first regularly scheduled meeting following the date of this Agreement, approving amendments to the Plan that would permit payments by the Trust to be made in accordance with this Agreement.

6.

Reports. At the end of each month, you shall furnish to the Trust, or an agent designated by the Trust, a written report or invoice detailing all amounts payable to you pursuant to this Agreement and the purpose for which such amounts were expended. In addition, you shall furnish the Trust, or an agent designated by the Trust, with such other information as shall reasonably be requested by the Board with respect to the fees paid to you pursuant to this Agreement.

7.	Termination

(a) This Agreement may be terminated with respect to a Fund by either party, without penalty, upon ten days’ written notice to the other party;

(b) This Agreement may be terminated by the vote of a majority of either (i) the Fund’s shareholders, or (ii) the Qualified Trustees, on 30 days’ written notice, without payment of any penalty;

(c) This Agreement will terminate upon written notice following termination or permitted assignment of the Participation Agreement by and among NYLIAC, the Trust and the BISYS Fund Services Limited Partnership;

(d) This Agreement will terminate upon any act that terminates the Plan;

(e) This Agreement shall terminate automatically (i) in the event of its assignment, (ii) upon either party’s determination (with the advice of counsel) that applicable law no longer permits the payments described in this Agreement to be made, or (iii) if the Board, at its first regularly scheduled meeting following the date of this Agreement, fails to approve amendments to the Plan that would permit payments by the Trust to be made in accordance with this Agreement; and

(f) This Agreement may be terminated by you in your discretion upon 30 days’ written notice to us.

Notwithstanding the termination of this Agreement for any reason other than under Section 7 (e) (ii) or (iii), the Trust shall pay you the amounts required under Section 3 of this Agreement as long as the Accounts own shares of the Funds and you continue to perform Services.

8.	Representations. You represent, warrant and agree that:

(a)

You will maintain and preserve all records as required by law to be maintained and preserved in connection with providing the Services, and will otherwise comply with all laws, rules and regulations applicable to the Services;

(b)	You will disclosed to the Contract Owners the fact that you receive compensation in connection with the Services provided with respect to the Accounts’ assets in the Funds; and

(c)

All activities conducted under this Agreement will be conducted in accordance with the most recent copy of the Plan that we have provided to you, as well as all applicable state and federal laws, including the 1940 Act, the Exchange Act, the Securities Act, and any applicable NASD rules.

9.

Subcontractors. You may contract with or establish relationships with other parties to provide the Services or other activities required of you by this Agreement, provided that you shall be fully responsible for the acts and omissions of such other parties.

10.

Authority. This Agreement shall in no way limit the authority of the Trust to take any action it may deem appropriate or advisable in connection with all matters relating to its obligations to its shareholders.

11.	Indemnification.

(a) The Trust agrees to indemnify, defend and hold you, your several officers and directors, and any person who controls you within the meaning of Section 15 of the Securities Act (“Your Indemnified Persons” or “Persons”), tree and harmless for and against any and all claims, demands, liabilities and expenses (including the cost of investigating or defending such claims, demands or liabilities and any counsel fees incurred in connection therewith) that Your Indemnified Persons may incur under the Securities Act, or under common law or otherwise, arising out of or based upon any failure by the Trust to perform its obligations as set forth in this Agreement.

The Trust’s agreement to Your Indemnified Persons is expressly conditioned upon the Trust being notified of any action brought against such Persons, such notification to be given by letter or by telex, telegram or similar means of same day delivery received by the Trust at its address as specified in Section 13 of this Agreement within seven (7) days after the summons or other first legal process shall have been served or such earlier time as may be necessary to respond to such summons or first legal process. The failure to so notify the Trust of any such action shall not relieve it from any liability that it may have to the person against whom such action is brought, other than on account of the Trust’s indemnity agreement contained in this Section 11(a).

The Trust will be entitled to assume the defense of any suit brought to enforce any such claim, demand, liability or expense with counsel of our own choosing reasonably satisfactory to you. In the event that the Trust elects to assume the defense of any such suit and retain counsel, all of Your Indemnified Persons named in such suit shall bear the fees and expenses of any additional counsel retained by any of them; but in case the Trust does not elect to assume the defense of any such suit, the Trust will reimburse such Persons for the fees and expenses of any counsel retained by you or them.

The Trust’s indemnification agreement contained in this Section 11(a) shall remain operative and in full force and effect regardless of any investigation made by or on behalf of Your Indemnified Persons, and shall survive the delivery of any Shares and termination of this Agreement. This agreement of indemnity will inure exclusively to the benefit of Your Indemnified Persons and their respective estates, successors or assigns.

(b) You agree to indemnify, defend and hold the Trust and its several officers and Trustees, and any person who controls the Trust or a Fund within the meaning of Section 15 of the Securities Act (all of the foregoing collectively, the “Trust Indemnified Persons”), free and harmless from and against any and all claims, demands, liabilities and expenses (including the cost of investigating or defending such claims, demands or liabilities and any counsel fees incurred in connection therewith) that the Trust Indemnified Persons may incur under the Securities Act, or under common law or otherwise, arising out of or based upon (i) any breach of any representation, warranty or covenant made by you in this Agreement: or (ii) any failure by you to perform your obligations as set forth in this Agreement.

Your agreement to indemnify the Trust Indemnified Persons is expressly conditioned upon your being notified of any action brought against any person or entity entitled to indemnification under this Agreement, such notification to be given by letter or by telex, telegram or similar means of same day delivery received by you at your address as specified in Section 11 of this Agreement within seven (7) days after the summons or other first legal process shall have been served or such earlier time as may be necessary to respond to such summons or first legal process. The failure to so notify you of any such action shall not relieve you from any liability that you may have to the Trust Indemnified Persons, other than on account of our indemnity agreement contained in this Section 11(b).

You will be entitled to assume the defense of any suit brought to enforce any such claim, demand, liability or expense with counsel of your own choosing reasonably satisfactory to us. In the event that you elect to assume the defense of any such suit and retain counsel, all of the Trust Indemnified Persons named in such suit shall bear the fees and expenses of any additional counsel retained by any of them; but in the case that you do not elect to assume the defense of any such suit, you will reimburse such Trust Indemnified Persons for the fees and expenses of any counsel retained by you or the Trust.

Your indemnification agreements contained in this Section 11(b) shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any Trust Indemnified Persons, and shall survive the delivery of any Shares and termination of this Agreement. Such agreements of indemnity will inure exclusively to the benefit of the Trust Indemnified Persons and their respective estates, successors or assigns.

12.

Miscellaneous. The parties may amend this Agreement only upon their written mutual agreement. This Agreement, including Schedule A, constitutes the entire agreement between the parties with respect to the matters dealt with in this Agreement, and supersedes any previous agreements and documents with respect to such matters. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same instrument. You agree to notify the Trust promptly if for any reason you are unable to perform fully and promptly any of your obligations under this Agreement.

13.

Notices. Unless otherwise notified in writing, all notices to the Trust shall be given or sent to the Trust, c/o Kramer Levin Naftalis & Frankel LLP, 919 Third Avenue, New York, NY 10022, Attention: Jay G. Baris, with a copy to Kathleen A. Dennis, Victory Capital Management Inc., 127 Public Square - 13th Floor, Cleveland, OH 44114; and all notices to you shall be given or sent to you at the following address: 51 Madison Avenue, New York, NY 10010, Attention: Corey Multer, with a copy to the Office of General Counsel/Variable Products Attorney.

14.	Choice of Law. This Agreement will be construed in accordance with the laws of the State of New York.

15.

Board Approval. This Agreement has been approved by a vote of a majority of the Board, including a majority of the Qualified Trustees, cast in person at a meeting called for the purpose of voting on this Agreement.

16.	Non-Exclusivity. The Trust may enter into other similar distribution agreements with any other person or persons.

If this agreement reflects your understanding, please sign below and return a signed copy to the Trust.

Very truly yours,	Acknowledged and Agreed:

The Victory Variable Insurance Funds	New York Life Insurance and Annuity Corporation

By:	By:
Name:	Name:
Title:	Title:

SCHEDULE A

THE VICTORY VARIABLE INSURANCE FUNDS

COMPENSATION UNDER THE DISTRIBUTION

The Trust agrees to pay the following amounts on a monthly basis, calculated as an annual percentage of the average daily net assets of the relevant Fund and Class thereof held in the Accounts:

Fund	Class A

Diversified Stock Fund	0.25%